SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Debenture Issuance

Rio de Janeiro, September 16, 2024, Centrais Elétricas Brasileiras S.A. – Eletrobras announces that, on the date hereof, the Company’s Board of Directors approved the raising of up to R$ 5.4 billion through debenture issuances, as outlined below:

(i)	the execution, by Eletrobras, of the 6th issuance of simple debentures, non-convertible into shares, unsecured, in two tranches, in the amount of R$ 1.6 billion, maturing on September 15, 2034, which will benefit from the tax incentive provided for in Law 12,431;

(ii)	the execution by the subsidiary Centrais Elétricas do Norte do Brasil S.A. – Eletronorte of its 6th issuance of simple debentures, non-convertible into shares, unsecured, in up to two tranches, in the amount of R$ 1.9 billion, maturing on September 15, 2031 (1st tranche) and September 15, 2034 (2nd tranche); and

(iii)	the execution by the subsidiary Companhia Hidro Elétrica do São Francisco – CHESF, of its 4th issuance of simple debentures, non-convertible into shares, unsecured, in up to two tranches, in the amount of R$ 1.9 billion, maturing on September 15, 2031 (1st tranche) and September 15, 2034 (2nd tranche).

All the debentures approved herein will be subject to a public distribution offering, under the automatic registration procedure, and will be exclusively available to professional investors.

Regarding Eletrobras’ offer, the nominal value of the debentures will accrue interest at a certain annual rate, to be determined through the bookbuilding process, and will be capped at the higher of: (i) the internal rate of return of the IPCA+ Treasury with Semiannual Interest, maturing on May 15, 2035, based on the indicative price published by ANBIMA at the close of the bookbuilding day, plus a spread of 0.35% per year; or (ii) 6.65% per year.

In the case of Eletronorte’s and CHESF’s offerings, the remuneration conditions, subject to their respective bookbuilding processes, set a maximum amount for the remuneration as follows: (i) DI + up to 0.85% per year for the 1st tranche debentures; and (ii) DI + up to 1.05% per year for the 2nd tranche debentures. It is also noted that Eletrobras will assume the role of guarantor and main payer for both Eletronorte and CHESF offerings.

The certificate of the minutes of the Eletrobras’ Board of Directors approval, containing detailed information about the terms and conditions of the offerings, is filed at the Company´s headquarters and is available for consultation on the websites of CVM (www.gov.br/cvm) and the Company (https://ri.eletrobras.com/). Additionally, on this date, Eletronorte and CHESF also releases on the CVM website and on their respective websites (https://www.eletronorte.com.br and https//www.chesf.com.br/relainvest), the certificates of the minutes of the extraordinary general meetings that approved the issuances.

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

THE DEBENTURE OFFERINGS BY ELETROBRAS, ELETRONORTE AND CHESF HAVE NOT YET BEEN REGISTERED WITH THE CVM. THIS MATERIAL FACT IS BEING DISCLOSED SOLELY TO ANNOUNCE THEIR APPROVAL BY ELETROBRAS’ BOARD OF DIRECTORS.

This relevant fact does not constitute an offer, invitation, or solicitation to subscribe to the debentures issued by Eletrobras, Eletronorte, or CHESF. Neither this relevant fact nor any information contained herein shall form the basis of any contract or commitment.

The Company will keep the market informed about relevant updates regarding the matters covered in this relevant fact.

Eduardo Haiama

Vice-President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.